UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

CLINICAL DATA, INC.

(Name of Subject Company (Issuer))

MAGNOLIA ACQUISITION CORP.

(Offeror)

A Wholly-Owned Subsidiary of

FL HOLDING CV

(Offeror)

An Indirect Wholly-Owned Subsidiary of

FOREST LABORATORIES, INC.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

WARRANTS, DATED AUGUST 31, 2006, ISSUED TO LAURUS MASTER FUND, LTD. (“LAURUS WARRANTS”)

WARRANTS ISSUED PURSUANT TO THAT SECURITIES PURCHASE AGREEMENT,

DATED NOVEMBER 17, 2005 (“2005 WARRANTS”)

WARRANTS ISSUED PURSUANT TO THAT SECURITIES PURCHASE AGREEMENT,

DATED JUNE 13, 2006 (“2006 WARRANTS”)

WARRANTS ISSUED PURSUANT TO THAT SECURITIES PURCHASE AGREEMENT,

DATED SEPTEMBER 26, 2008 (“2008 WARRANTS”)

WARRANTS WITH AN EXERCISE PRICE OF $8.120 ISSUED PURSUANT TO THAT SECURITIES

PURCHASE AGREEMENT,

DATED FEBRUARY 25, 2009 (“SERIES A 2009 WARRANTS”)

WARRANTS WITH AN EXERCISE PRICE OF $9.744 ISSUED PURSUANT TO THAT SECURITIES PURCHASE AGREEMENT, DATED FEBRUARY 25, 2009 (“SERIES B 2009 WARRANTS”)

CONVERTIBLE NOTES, DATED FEBRUARY 25, 2009,

ISSUED PURSUANT TO THAT SECURITIES PURCHASE AGREEMENT

DATED FEBRUARY 25, 2009 IN AGGREGATE PRINCIPAL AMOUNT OF $50,000,000 (“COMPANY NOTES”)

(Title of Class of Securities)

18725U109 (Common Stock)

None (Laurus Warrants)

None (2005 Warrants)

None (2006 Warrants)

None (2008 Warrants)

None (Series A 2009 Warrants)

None (Series B 2009 Warrants)

None (Company Notes)

(CUSIP Number of Class of Securities)

Herschel S. Weinstein, Esq.

Forest Laboratories, Inc.

909 Third Avenue

New York, New York 10022-4731

(212) 421-7850

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Andrew W. Ment, Esq.

Covington & Burling LLP

620 Eighth Avenue

New York, New York 10018

(212) 841-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,277,432,391	$148,309.90

(1)	Solely for purposes of calculating the registration fee, the maximum aggregate value of the transaction was calculated as the sum of (A) 31,090,561 shares of Common Stock multiplied by the sum of (i) $30.00 and (ii) $0.30 (the result of $30.30, the average of the high and low prices of the shares of Common Stock as reported on the NASDAQ Global Market on March 7, 2011, less $30.00, such amount, the “Attributed CVR Value”), (B) 4,556,521 shares of Common Stock issuable pursuant to the exercise of outstanding options with exercise prices below $36.00 multiplied by the sum of (i) $15.05 (which is equal to $30.00 minus the weighted average exercise price per share of such options) and (ii) the Attributed CVR Value, (C) 2,068 shares of Common Stock issuable pursuant to the outstanding deferred stock units multiplied by the sum of (i) $30.00 per share and (ii) the Attributed CVR Value, (D) 19,216 shares of Common Stock issuable pursuant to the exercise of that certain warrant, dated August 31, 2006, issued by Clinical Data, Inc. to Laurus Master Fund, Ltd. multiplied by the sum of (i) $10.00 (which is equal to $30.00 minus the exercise price of such warrant) and (ii) the Attributed CVR Value, (E) 108,850 shares of Common Stock issuable pursuant to the exercise of warrants issued by Clinical Data, Inc. pursuant to that certain Securities Purchase Agreement, dated as of November 17, 2005, between Clinical Data, Inc. and the investors named therein multiplied by the sum of (i) $14.90 (which is equal to $30.50 minus the exercise price of such warrants) and (ii) the Attributed CVR Value, (F) 143,774 shares of Common Stock issuable pursuant to the exercise of those certain warrants issued by Clinical Data, Inc. pursuant to that certain Securities Purchase Agreement, dated as of June 13, 2006, between Clinical Data, Inc. and the investors named therein multiplied by the sum of (i) $17.71 (which is equal to $30.68 minus the exercise price of such warrants) and (ii) the Attributed CVR Value, (G) 757,461 shares of Common Stock issuable pursuant to the exercise of those certain warrants issued by Clinical Data, Inc. pursuant to that certain Securities Purchase Agreement, dated as of September 26, 2008, between Clinical Data, Inc. and the purchasers named therein multiplied by the sum of (i) $13.56 (which is equal to $30.00 minus the exercise price of such warrants) and (ii) the Attributed CVR Value, (H) 3,055,300 shares of Common Stock issuable pursuant to the exercise of those certain warrants issued by Clinical Data, Inc. pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009, between Clinical Data, Inc. and the purchasers named therein multiplied the sum of (i) by $21.07 (which is equal to $30.00 minus the weighted average exercise price of such warrants) and (ii) the Attributed CVR Value, and (I) 6,110,599 shares of Common Stock issuable pursuant to the exercise of outstanding convertible notes multiplied by the sum of (i) $30.00 and (ii) the Attributed CVR Value.

(2)	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.00011610.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A

Form of Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) Magnolia Acquisition Corp., a Delaware corporation (“Purchaser”), (ii) FL Holding CV, an entity organized under the laws of the Netherlands, of which the Purchaser is a wholly-owned subsidiary (“Parent”), and (iii) Forest Laboratories, Inc., a Delaware corporation, of which the Purchaser is an indirect wholly-owned subsidiary (“Forest”). This Schedule TO relates to the tender offer for:

•

all of the outstanding shares of common stock, $0.01 par value (the “Shares”), of Clinical Data, Inc., a Delaware corporation (the “Company”), at a price of $30.00 per Share, net to the sellers in cash, without interest thereon and subject to any required withholding taxes plus the contractual right, pursuant to the Contingent Value Right Agreement (appended hereto as Exhibit (d)(2)) (the “CVR Agreement”), to receive additional consideration of up to $6.00 per Share upon the achievement of certain milestones set forth in the CVR Agreement (the “CVR Consideration”);

•

all of the outstanding warrants, dated August 31, 2006, issued by the Company to Laurus Master Fund, Ltd. (the “Laurus Warrants”) at a price equal to (i) the product of $10.00 multiplied by the number of Shares subject to such Laurus Warrant as of immediately prior to the first time at which the Purchaser accepts for payment any Securities tendered pursuant to the Offer (the “Acceptance Time”), and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such Laurus Warrant as of immediately prior to the Acceptance Time;

•

all of the outstanding warrants issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of November 17, 2005, between the Company and the investors named therein (the “2005 Warrants”) at a price equal to (i) the product of $14.90 multiplied by the number of Shares subject to such 2005 Warrant as of immediately prior to the Acceptance Time, and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such 2005 Warrant as of immediately prior to the Acceptance Time;

•

all of the outstanding warrants issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of June 13, 2006, between the Company and the investors named therein (the “2006 Warrants”) at a price equal to (i) the product of $17.71 multiplied by the number of Shares subject to such 2006 Warrant as of immediately prior to the Acceptance Time, and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such 2006 Warrant as of immediately prior to the Acceptance Time;

•

all of the outstanding warrants issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of September 26, 2008, between the Company and the purchasers named therein (the “2008 Warrants”) at a price equal to (i) the product of $13.56 multiplied by the number of Shares subject to such 2008 Warrant as of immediately prior to the Acceptance Time, and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such 2008 Warrant as of immediately prior to the Acceptance Time;

•

all of the outstanding warrants with an exercise price of $8.120 issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009, between the Company and the purchasers named therein (the “Series A 2009 Warrants”) at a price equal to the product of $21.88 multiplied by the number of Shares subject to such Series A 2009 Warrant as of immediately prior to the Acceptance Time, and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such Series A 2009 Warrant as of immediately prior to the Acceptance Time; and

•

all of the outstanding warrants with an exercise price of $9.744 issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009, between the Company and the purchasers named therein (the “Series B 2009 Warrants,” and together with the Laurus Warrant, the 2005 Warrants, the 2006 Warrants, the 2008 Warrants, and the Series A 2009 Warrants, the “In-the-Money Warrants”) at a price equal to the product of $20.26 multiplied by the number of Shares subject to such Series B 2009 Warrant as of immediately prior to the Acceptance Time, and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such Series B 2009 Warrant as of immediately prior to the Acceptance Time; and

•

all outstanding convertible notes dated February 25, 2009 issued by the Company pursuant to that certain Securities Purchase Agreement dated February 25, 2009 by and among the Company, New River Management V, LP and RJK, L.L.C. and in an aggregate principal amount of $50,000,000 (the “Company Notes,” and together with the Shares and the In-the-Money Warrants, the “Securities”) at a price equal to (i) the product of $30.00 multiplied by the maximum number of Shares into which such Company Note is convertible immediately prior to the Acceptance Time, and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon conversion in full of the Company Note as of immediately prior to the Acceptance Time;

upon the terms and conditions set forth in the offer to purchase dated March 8, 2011 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letters of transmittal (the “Letters of Transmittal”), copies of which are attached as Exhibits (a)(1)(B), (a)(1)(C), (a)(1)(D), (a)(1)(E), (a)(1)(F), (a)(1)(G), and (a)(1)(H), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Clinical Data, Inc.

One Gateway Center, Suite 702

Newton, Massachusetts 02458

(617) 527-9933

(b) This Schedule TO relates to the Offer by Purchaser to purchase the following Securities: (i) all of the issued and outstanding shares of common stock, $0.01 par value, of the Company (the “Shares”), (ii) all outstanding warrants, dated August 31, 2006, issued by the Company to Laurus Master Fund, Ltd. (the “Laurus Warrants”), (iii) all outstanding warrants issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of November 17, 2005 between the Company and the investors named therein (the “2005 Warrants”), (iv) all outstanding warrants issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of June 13, 2006 between the Company and the investors named therein (the “2006 Warrants”), (v) all outstanding warrants issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of September 26, 2008 between the Company and the purchasers named therein (the “2008 Warrants”), (vi) all outstanding warrants with an exercise price of $8.120 issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009 between the Company and the buyers named therein (the “Series A 2009 Warrants”), (vii) all outstanding warrants with an exercise price of $9.744 issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009 between the Company and the buyers named therein (the “Series B 2009 Warrants”), and (viii) all outstanding convertible notes dated February 25, 2009 issued by the Company pursuant to that certain Securities Purchase Agreement dated February 25, 2009 by and among the Company, New River Management V, LP and RJK, L.L.C. and in an outstanding aggregate principal amount of $50,000,000 (the “Company Notes”). According to Clinical Data, as of the close of business on March 3, 2011, there were (i) 31,090,561 Shares issued and outstanding, (ii) Laurus Warrants exerciseable for 19,216 Shares issued and outstanding, (iii) 2005 Warrants exerciseable for 108,850 Shares issued and outstanding, (iv) 2006 Warrants exerciseable for 143,774 Shares issued and outstanding, (v) 2008 Warrants exerciseable for 757,461 Shares issued and outstanding, (vi) Series A 2009 Warrants exerciseable for 1,527,650 Shares issued and outstanding, (vii) Series B 2009 Warrants exerciseable for 1,527,650 Shares issued and outstanding, and (viii) Company Notes convertible into 6,110,599 Shares issued and outstanding. The information set forth in the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” and “Price Range of Shares” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)-(c) This Schedule TO is filed by Parent and the Purchaser. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” and “Certain Information Concerning Parent, the Purchaser, and Forest” and in Schedule I thereto is incorporated herein by reference:

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Certain Information Concerning Parent, the Purchaser, and Forest,” “Background of the Offer; Past Contacts or Negotiations with Clinical Data,” “The Merger Agreement; Other Agreements,” and “Purpose of the Offer; Plans for Clinical Data; Approval of the Merger; Appraisal Rights,” respectively, is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares,” “The Merger Agreement; Other Agreements,” “Purpose of the Offer; Plans for Clinical Data; Approval of the Merger; Appraisal Rights,” and “Certain Effects of the Offer,” respectively, is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent, the Purchaser, and Forest,” “Purpose of the Offer; Plans for Clinical Data; Approval of the Merger; Appraisal Rights,” and “The Merger Agreement; Other Agreements,” respectively, is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the sections of the Offer to Purchase entitled “Fees and Expenses,” and “Background of the Offer; Past Contacts or Negotiations with Clinical Data,” respectively, is incorporated herein by reference.

Item 10. Financial Statements.

Not Applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent, the Purchaser, and Forest,” “Background of the Offer; Past Contacts or Negotiations with Clinical Data,” “The Merger Agreement; Other Agreements” and “Purpose of the Offer; Plans for Clinical Data; Approval of the Merger; Appraisal Rights,” respectively, is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Clinical Data; Approval of the Merger; Appraisal Rights,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the Letters of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), (a)(1)(D), (a)(1)(E), (a)(1)(F), (a)(1)(G), (a)(1)(H), and (a)(1)(I), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated March 8, 2011.

(a)(1)(B)	Letter of Transmittal for Shares (including Substitute Form W-9).

(a)(1)(C)	Letter of Transmittal for Laurus Warrants (including Substitute Form W-9).

(a)(1)(D)	Letter of Transmittal for 2005 Warrants (including Substitute Form W-9).

(a)(1)(E)	Letter of Transmittal for 2006 Warrants (including Substitute Form W-9).

(a)(1)(F)	Letter of Transmittal for 2008 Warrants (including Substitute Form W-9).

(a)(1)(G)	Letter of Transmittal for Series A 2009 Warrants (including Substitute Form W-9).

(a)(1)(H)	Letter of Transmittal for Series B 2009 Warrants (including Substitute Form W-9).

(a)(1)(I)	Letter of Transmittal for Company Notes (including Substitute Form W-9).

(a)(1)(J)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(K)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(L)	Summary Advertisement as published on March 8, 2011.

(a)(5)	Text of Press Release issued by Forest Laboratories, Inc. on March 8, 2011.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of February 22, 2011, by and among FL Holding CV, Magnolia Acquisition Corp., Forest Laboratories, Inc., and Clinical Data, Inc.

(d)(2)	Securityholder Tender and Support Agreement, dated as of February 22, 2011, by and among FL Holding CV, Magnolia Acquisition Corp., the officers and directors of Clinical Data, Inc., and certain affiliates thereof.

(d)(3)	Form of Contingent Value Rights Agreement by and between FL Holding CV, Forest Laboratories, Inc., and a to-be-designated bank or trust company.

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAGNOLIA ACQUISITION CORP.

By	/s/ David Solomon
Name: David Solomon
Title: Vice President

Date: March 8, 2011

FL HOLDING CV
by FL International, its General Partner

By	/s/ David Solomon
Name: David Solomon
Title: Vice President

Date: March 8, 2011

FOREST LABORATORIES, INC.

By	/s/ David Solomon
Name: David Solomon
Title: Senior Vice President—Corporate Development and Strategic Planning

Date: March 8, 2011

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated March 8, 2011.

(a)(1)(B)	Letter of Transmittal for Shares (including Substitute Form W-9).

(a)(1)(C)	Letter of Transmittal for Laurus Warrants (including Substitute Form W-9).

(a)(1)(D)	Letter of Transmittal for 2005 Warrants (including Substitute Form W-9).

(a)(1)(E)	Letter of Transmittal for 2006 Warrants (including Substitute Form W-9).

(a)(1)(F)	Letter of Transmittal for 2008 Warrants (including Substitute Form W-9).

(a)(1)(G)	Letter of Transmittal for Series A 2009 Warrants (including Substitute Form W-9).

(a)(1)(H)	Letter of Transmittal for Series B 2009 Warrants (including Substitute Form W-9).

(a)(1)(I)	Letter of Transmittal for Company Notes (including Substitute Form W-9).

(a)(1)(J)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(K)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(L)	Summary Advertisement as published on March 8, 2011.

(a)(5)	Text of Press Release issued by Forest Laboratories, Inc. on March 8, 2011.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of February 22, 2011, by and among FL Holding CV, Magnolia Acquisition Corp., Forest Laboratories, Inc., and Clinical Data, Inc.

(d)(2)	Securityholder Tender and Support Agreement, dated as of February 22, 2011, by and among FL Holding CV, Magnolia Acquisition Corp., the officers and directors of Clinical Data, Inc., and certain affiliates thereof.

(d)(3)	Form of Contingent Value Rights Agreement by and between FL Holding CV, Forest Laboratories, Inc., and a to-be-designated bank or trust company.

(g)	None.

(h)	None.